107 Selden Street, Berlin, CT 06037

Northeast Utilities Service Company

P.O. Box 270

Hartford, CT 06141-0270

(860) 665-6484

Fax (860) 665-5950

Internet: kuhlmkj@nu.com

Kerry J. Kuhlman

Vice President and Secretary

October 16, 2007

BY EDGAR AND FAX: (202) 772-9204

Ellie Quarles, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northeast Utilities

Definitive 14A

Filed March 26, 2007

Commission File No. 001-05324

Dear Ms. Quarles:

Northeast Utilities has received your letter to Charles W. Shivery, the Chairman of the Board, President, and Chief Executive Officer of Northeast Utilities, dated August 21, 2007, with respect to the review by the Securities and Exchange Commission of the above-referenced filing.  Set forth below are our responses to your comments.  We have always taken our public filings seriously and we appreciate the time your staff has taken on this review.

Our responses are keyed to the sequential numbering of your comments and to the headings used in your letter.  Your comments are in bold and our responses and supplemental information are in regular type.

Compensation Committee, page 12

1.

Please expand this disclosure to discuss fully the role of the chief executive officer and other members of management in determining or recommending the amount or form of executive compensation.  See Item 407(e)(3)(ii) of Regulation S-K.  Please discuss whether the chief executive officer works with the board of trustees or the compensation committee in establishing measures, targets and similar items that affect his compensation and whether the chief executive officer retains the ability to call compensation committee meetings or meet with the consultants on an individual basis.  Also specifically identify by title the members of management who work with the compensation consultant and compensation committee to establish performance goals.

Ellie Quarles, Esq.

October 16, 2007

Response:

In future filings, we will expand the description of the Compensation Committee to address the items identified in this comment.

Certain Relationships and Related Transactions, page 19

2.

Please disclose whether you have policies and procedures that specifically address the review, approval or ratification of any transaction required to be reported under 404(a) of Regulation S-K.  If so, please provide the disclosure required by Item 404(b) of Regulation S-K.

Response:

In future filings, we will describe the specific policies and procedures that address the review, approval or ratification of any related party transactions as requested by this comment.

Compensation Discussion and Analysis, page 22

3.

We refer you to Securities Act Release 8732A, Section II.B1.  As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers.  The base salary, non-equity incentive plan compensation and the restricted share units awarded to Mr. Shivery were significantly higher than the amounts received by other named executive officers.  Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Response:

In future filings, we will clarify that we review market data for executive officer positions similar to those held by our executive officers, including our Chief Executive Officer, and that this market data indicates that the chief executive officers of our peer companies are typically paid more than other executive officers.  We will also explain the differences in the compensation paid to our named executive officers.

Mix of Compensation Elements, page 25

4.

Please provide further analysis about your policies for allocating between compensation based on long-term performance and currently paid out compensation.  See Item 402(b)(2)(i) of Regulation S-K.  Please explain why the total compensation of higher level officers is based on performance with a long-term focus.

Ellie Quarles, Esq.

October 16, 2007

Response:

In future filings, we will add additional disclosure analyzing our policies for allocating between compensation based on long term performance and currently paid out compensation and explaining why the total compensation of higher level officers is based on performance with a long-term focus.

Benchmarking, page 26

5.

With respect to your benchmarking activities, to the extent you have benchmarked different elements of your compensation against the utility and general industry survey data, please identify the companies that comprise those surveys.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  In addition, please disclose the actual percentiles for total 2006 compensation and each benchmarked element of compensation.  Please include a discussion of where you target each element of compensation against the peer groups and where actual payments fall within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.  Also, discuss how internal equity is taken into consideration in determining the amount of compensation you pay.  For example, disclose whether you look at internal equity among officers or as compared to other employees, and specify the employee level you use as a comparison including the acceptable multiple of named executive officer compensation compared to such employee level.

Response:

We will continue to list the companies that comprise the customized utility peer group considered by our Compensation Committee.  However, the utility and general industry survey data considered by our Compensation Committee contains information provided by three different consulting firms compiled from approximately 2,000 companies.  If we were to include the names of the 2,000 companies used by these consultants in our proxy statement, we would be required to add many additional pages to the document.  In addition, we do not believe that providing a list of the names of all of these companies in our proxy statement would be material to a shareholder’s understanding of the survey data or how the survey data was used by our Compensation Committee.  In lieu of identifying all of these companies in our proxy statement, we would propose to include a description of the companies from which the utility and general industry survey data was obtained, which description would reflect the industries represented and the number and range of the size of the companies.  If, after considering our proposal, the Commission determines that the full list of company names is required, we will disclose all 2,000 names to the extent we are permitted to do so by our contractual obligations with our consultants.

In future filings, in addition to a description of the companies from which the utility and general industry survey data was obtained, we will disclose the percentiles for annual

Ellie Quarles, Esq.

October 16, 2007

compensation based on actual survey data, the benchmarked elements of compensation and the other requested information, plus we will explain how we consider internal equity in determining compensation.

Incentive Compensation, page 28

6.

The compensation committee has established operational goals (such as the safety goals and other individual factors mentioned on page 31) and financial goals (cumulative net income, average return on equity, average credit rating and total relative, shareholder return) that you have not specified for 2006.  See Item 402(b)(2)(v) of Regulation S-K.  You also have not provided the operational and financial performance-related factors for 2007.  See Instruction 2 to Item 402(b) of Regulation S-K.  Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.  If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.  Please see, Instruction 4 to Item 402(b) of Regulation S-K.

Response:

In future filings, we will specifically disclose the corporate operational and financial goals established by the Compensation Committee for the last completed fiscal year to the extent that these goals comprise a material element of each named executive officer’s compensation, except for goals that constitute confidential commercial or financial information, the disclosure of which would create the likelihood of substantial competitive harm to us under the standards set forth in Securities Act Rule 406 and Exchange Act Rule 24b-2.  The corporate operational and financial goals established for our named executive officers by the Compensation Committee are set at aggressive levels to encourage high performance and support attainment of corporate strategic objectives.

In addition, in accordance with Instruction 2 to Item 402(b), we will disclose actions taken after the end of the last completed fiscal year that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year, except to the extent that these actions constitute confidential commercial or financial information as described above.

In accordance with Instruction 4, in future filings, we will disclose how difficult it would have been or will be for our named executive officers, or how likely it would have been or will be for us, to achieve any undisclosed goals or factors.

Ellie Quarles, Esq.

October 16, 2007

Restricted Share Units, page 34

7.

It is difficult to understand how the restricted share unit program functions.  Please provide an analysis of why the compensation committee chose to establish the size of restricted share unit pool at a certain level and what the various targets represent.  In addition, to facilitate an understanding of the compensation earned, please disclose for the fiscal year (1) the aggregate dollar amount of the funding for the pool, (2) the dollar amount of the maximum amount based on percentage assigned, that an executive officer could be awarded and (3) the dollar amount of the actual award provided to a named executive officer during fiscal 2006.  Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.

Response:

In future filings, we will clarify our description of the restricted share unit program and provide the additional disclosure requested by this comment.

Performance Cash Program, page 36

8.

Please provide further analysis about how you determine the amount and, where applicable, the formula for each element to pay.  See Item 402(b)(1)(v) of Regulation S-K.  Please explain how the compensation committee determines the awards under the performance cash program based upon cumulative net income, average return on equity, average credit rating and total relative shareholder return.  For example, disclose the minimum, target and maximum thresholds for each metric or disclose the company’s performance relative to the peer group it uses.  Please disclose the percentage of base salary each named executive officer is eligible to receive and clarify what the target represents.  Please consider presenting this information in a tabular format.

Response:

In future filings, we will provide further analysis of how the amounts paid under the Performance Cash Program are determined and provide the additional disclosure requested by this comment, except to the extent that these determinations are based on goals or actions that constitute confidential commercial or financial information as described in our response to Comment 6, above.  We will also consider a tabular presentation.

Contractual Agreements page 40

9.

Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control.  See Items 402(b)(l)(v) and 402(j)(3) of Regulation S-K.  Please discuss why you have chosen to pay various

Ellie Quarles, Esq.

October 16, 2007

multiples of the components of compensation as severance or change-in-control payments.

Response:

In future filings, we will explain how we determine the payment and benefit levels under the circumstances that trigger payments or the provision of benefits upon termination of employment or a change of control, and we will provide the additional disclosure requested by this comment.

Equity Grants Outstanding at December 31, 2006, page 48

10.

Please disclose by footnote the vesting dates of the restricted share units.  See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response:

In future filings, we will add a footnote disclosing the vesting dates of the restricted share units.

Nonqualified Deferred Compensation in 2006, page 52

11.

You state that earnings on the deferrals are deemed to be invested in phantom funds, which generally mirror investments through the savings plan.  Please consider Item 402(i)(3)(ii) of Regulation S-K when drafting corresponding disclosure.

Response:

In future filings, we will consider the provision cited in the comment above when drafting disclosure about the earnings on Nonqualified Deferred Compensation.

Potential Payment upon Termination or Change of Control, page 53

12.

You have not defined key terms such as “change of control,” “cause” or “good reason” under the agreements.  Please define the terms in this section.

Response:

In future filings, we will define key terms appearing in employment agreements in the text of our proxy statement instead of referring to the definitions contained in those agreements.

Ellie Quarles, Esq.

October 16, 2007

Trustee Compensation, page 62

13.

Please disclose the grant date fair value for each restricted share unit award made during 2006.  See the Instruction to Item 402(k)(2)(iii) of Regulation S-K.

Response:

In future filings, we will disclose the grant date fair value of each equity award, computed in accordance with FAS 123R, made during the last completed fiscal year.

14.

Disclose all assumptions made in the valuation of awards in the stock and options awards columns of the trustee compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in management’s discussion and analysis.  See the Instruction to Item 402(k) of Regulation S-K.

Response:

As noted in the response to Comment 13, we will disclose in future filings the grant-date fair value of the Trustees’ restricted stock unit awards.  Unlike stock options, which require complex valuation methodologies that rely on assumptions, the grant-date fair value of a restricted stock unit award is determined by multiplying the number of restricted stock units by the grant-date closing price of the NU Common Shares.

Ellie Quarles, Esq.

October 16, 2007

We acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any question regarding our responses or the supplemental information provided to address your comments may be directed to my attention at telephone (860) 665-6484, fax (860) 665-5950.

Very truly yours,

NORTHEAST UTILITIES

By:

   /S/ KERRY J. KUHLMAN

Kerry J. Kuhlman

Vice President and Secretary